PLAN OF REORGANIZATION

On February 12, 2016, the Investor Class of IMIFX-IMIIX acquired all the net assets of the McKinley Diversified Income Fund (the “Predecessor Fund”), pursuant to a
Plan of Reorganization approved by the Predecessor Fund shareholders on January 28,
2016. The purpose of the transaction was to combine two funds with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of 1,320,286 shares of the Investor Class of IMIFX-IMIIX (valued at
$18,539,338) for all (82,878 and 1,152,989 shares, respectively) of the Investor Class and Institutional Class shares outstanding of the Predecessor Fund on February 12,
2016. For financial reporting purposes, assets received and shares issued by IMIFXIMIIX were recorded at fair value; however, the cost basis of the investments received from the Predecessor Fund was carried forward to align ongoing reporting of IMIFXIMIIX’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The Predecessor Fund’s net assets at that date
($18,539,338), including $2,272,796 of unrealized depreciation, were combined with those of the Investor Class of IMIFX-IMIIX. The aggregate net assets of IMIFX-IMIIX immediately before the acquisition were $20,033,727. Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the Predecessor Fund that have been included in IMIFX-IMIIX’s statement of operations since February 12, 2016.

Assuming the acquisition had been completed on December 1, 2015, the beginning of the annual reporting period of IMIFX-IMIIX, IMIFX-IMIIX’s pro forma results of operations for the year ended November 30, 2016, are as follows:
 Net investment income $ 1,412,160
 Net realized loss on investments (5,428,103)
 Net decrease in net assets resulting from operations (1,640,050)